Mary T. Hoeltzel Vice President and Chief Accounting Officer

Routing: TL14A 1601 Chestnut Street Philadelphia, PA 19192 Telephone: 215-761-1170 Facsimile: 215-761-5613 mary.hoeltzel@cigna.com

June 29, 2017

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

RE:	Cigna Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-08323

Ladies and Gentlemen:

I am writing on behalf of Cigna Corporation (the "Company" or "we") in response to the comments contained in the staff's letter dated June 9, 2017 (the "Comment Letter") with respect to the Company's Form 10-K for the fiscal year ended December 31, 2016 (the "2016 Form 10-K") and Form 10-Q for the fiscal quarter ended March 31, 2017 (the "1Q 2017 10-Q").  For the convenience of the staff's review, I have set forth the comments contained in the Comment Letter along with the responses of the Company.

Notes to Consolidated Financial Statements
Note 7, Global Health Care Medical Costs Payable, page 75

1.
You disclose on page 75 that your estimates of prior years' health care medical costs payable are impacted by changes in your key assumptions: actual completion factors, medical cost trends and CMS reinsurance reimbursements compared to prior periods.  We note your table presenting the components of the change of $78 million and $210 million favorable development for 2016 and 2015, and the $176 million and $64 million favorable development for the three months ended March 31, 2017 and 2016, as shown in Note 6 to your notes to the consolidated financial statements included in your Form 10-Q for the quarterly period then ended.  Please provide a break-down of this development by product, insured, and customer, and any other category you believe appropriate.  In this regard, for your Global Health Care reporting segment on page 3, you present products and services (insured by commercial, government, and specialty) on page 4, and markets and distribution (customers: national, middle market, government, etc.) on page 9. In your analyses, also demonstrate how trends in changing health care medical cost and other key assumptions held true as an explanation of the favorable development for each of the periods.

RESPONSE:

The Global Health Care medical costs payable balance reflects the Company's estimate for claims that will ultimately emerge in the future that relate to a date on or before the end of the reporting period, whether or not that claim has been reported to the Company.  The liability is calculated using two key assumptions: completion factors and medical cost trend.  These two key factors are based on historical data adjusted for emerging trends and experience.  We evaluate the liability at a level that ensures completion factors and medical cost trend are statistically and actuarially credible and are reasonable factors to estimate the ultimate liability.  We do not calculate or evaluate the health care medical cost payable balance at a specific customer or regional level or by distribution method.  As discussed later in our response to Question #3, management develops innovative programs in an integrated manner to help people manage their health and health care costs.  As a result, we analyze the medical claims liability at a higher level for medical services rather than the product level because such analysis provides a more meaningful calculation of the ultimate estimate of the medical claims liability, as well as business performance.  We believe this is a better representation of our performance as we integrate and bundle our medical services to meet customer needs.  This enables management to measure the success of health outcomes which is the strategic cornerstone of our value based approach to health care delivery.  While claims data supporting these calculations is sourced from multiple operational platforms, the key assumptions remain completion factors and medical cost trend.  The methodology and process to establish the liability for medical costs payable is the same regardless of operational platform.

For older service months (generally three to four months and older) completion factors are relied upon.  By this time, health care incurred claims have largely been paid and using the actual paid claims to forecast the ultimate claim liability is a reasonable predictor.  Completion factors are the average percentage of total incurred claims that have been paid through a given date relative to the claim's incurred date. We analyze historical claim payment patterns by comparing claim incurred dates (i.e., the date services were provided) to claim payment dates.  The Company uses these historical completion factors along with actuarial judgment and an analysis of current trends and operational factors to develop current estimates of completion factors.  Completion factors are impacted by several items including changes in the level of claims processed electronically versus manually, changes in provider claims submission rates, membership changes and the mix of services provided during the period.    The current completion factors are then applied to claims paid through the period end date to estimate the ultimate claim expense incurred and medical costs payable for each open period.

For the most recent two to three months, the Company relies more heavily on medical cost trend analysis.  We define medical cost trend as the estimated year-over-year change in health care costs.  Consistent with actuarial practices and standards, we evaluate medical cost trend at a high enough level to ensure a statistically credible and reasonable factor.  We place a greater emphasis on medical cost trend for the most recent claim incurred dates as completion factors are not consistently credible for these time periods. The Company's medical cost trend is primarily impacted by medical service utilization and unit costs that are affected by changes in the level and mix of medical benefits offered, including inpatient, outpatient and pharmacy, the impact of copays and deductibles, changes in provider practices and changes in consumer demographics and consumption behavior.  Using these factors along with actuarial judgment, the Company's estimated medical cost trend is applied to the most recent months to determine its estimate of the ultimate liability for incurred claims.

The Company regularly reviews assumptions regarding medical cost trends and completion factors and adjusts the medical costs payable liability based on emerging claims activity.  When actual claim payments differ from established estimates, we track the development by the month the claim was incurred, enabling us to specifically attribute the development in the older months to completion factors and development in the most recent months to medical cost trend.  Development in completion factors means that claims in the older service months completed more quickly or slowly than we had estimated, while development in medical cost trend for the most recent months means that the medical cost trend was higher or lower than we had estimated.  The cause of these differences are assessed and then included in our ongoing analysis of completion factors and medical cost trend.

Prior Year Development

Since 2012, development has consistently been favorable and the development as a percentage of the prior year end Global Health Care medical cost payable balance has been less than 10% and as a percentage of the prior year incurred costs has been less than 3%.  Management does not believe that claim development at those levels is significant.  As noted above, we track the development by the month a claim was incurred, enabling us to specifically attribute the development in the older months to completion factors and development in the most recent months to medical cost trend.  We believe that discussing the development in those two factors at the reporting segment level is the most meaningful presentation to investors to avoid presenting a large amount of insignificant information.  To the extent that factors other than medical cost trend and completion factors significantly affect the prior year development, these are also disclosed.  The following table is the development reported for the years ended December 31, 2016 and 2015 and the quarters ended March 31, 2107 and 2016:

$ in millions	Year Ended Dec. 31, 2016	Year Ended Dec. 31, 2015	Quarter Ended Mar. 31, 2017	Quarter Ended Mar. 31, 2016
Completion Factors	$59	$62	$78	$51
Medical cost trend	27	115	98	28
Other	(8)	33	-	(15)
Total favorable development	$78	$210	$176	$64

For all of the periods presented above, our process for establishing our medical claims payable enables the Company to specifically attribute the development in the older months to completion factors and development in the most recent months to medical cost trend.  Favorable development in completion factors is the result of claims being paid more quickly after the date service was provided than we had assumed in our medical cost payable liability.   Favorable development in medical cost trend is primarily a result of lower utilization of medical services than we had assumed in our medical cost payable liability.  The other development in 2016 and 2015 was unrelated to completion factors or medical cost trend and as such was discussed separately in the Company's Form 10-K and 10-Q.  The unfavorable other development in 2016 was driven by provider risk sharing payments that were higher than estimated in our medical cost payable and the favorable development in 2015 was driven by a change in the reinsurance reimbursement rate from CMS under the Health Care Reform Act that was announced after we had reported results for 2014.

2.
Please provide us analyses demonstrating why further disaggregation of the information included herein and, as applicable, in Note 6 of notes to your consolidated financial statements included in your Form 10-Q for the quarterly period ended March 31, 2017 about incurred and cumulative paid health care medical claims development, net of reinsurance as of the latest annual balance sheet date, the total IBNR liabilities plus expected development on reported claims as of the latest annual and interim balance sheet dates, and the table presenting the components of the change in health care costs payable is not required pursuant to ASC 944-40-50-4A and 50-4H.  Refer to the preceding comment and address disaggregation by product, customer, insured and any other category you believe appropriate.

RESPONSE:

Pursuant to ASC 944-40-50-4A and 50-4H, the Company carefully evaluates the aggregation requirement for our Global Health Care medical costs payable disclosures.  The financial results of the Company's Global Health Care segment is an aggregation of the Commercial and Government operating segments.  Refer also to an expanded discussion regarding the aggregation of these operating segments into one reporting segment in our response to your Question #3 below.

For context, the composition of the Company's Global Health Care medical costs payable balance as of December 31, 2016 and March 31, 2017 is as follows ($ in millions):

	Dec. 31, 2016	March 31, 2017
Commercial	$ 1,784	$ 2,059
Government	748	711
Global Health Care medical costs payable	$ 2,532	$ 2,770

The Company considered the nature and characteristics of the above liability balances and the specific requirement to present health insurance claims such that useful information is not obscured by either 1) the inclusion of a large amount of insignificant detail, or 2) the aggregation of items that have significantly different characteristics.  In addition, an important element in assessing disaggregation is the need to disclose information in a manner that allows users to understand the amount, timing and uncertainty of cash flows arising from the liabilities.  The following are the factors we considered in determining our conclusion:

-
The underlying nature of the medical liabilities in the Global Health Care segment, whether it be Commercial or Government, are the same.  For example: medical claims payable are based on the claims incurred by the customer.  Claims vary in size and severity based on the specific medical condition and treatment.  While utilization may be higher in the Government operating segment, the nature of the underlying medical conditions and claims is the same for each operating segment.  While different geographic regions may exist, the underlying products and services and resulting medical claims are not significantly different.

-	As described in our response to Question #1 above, the process we use to estimate medical costs payable is the same across the two operating segments.

-
The characteristics and dynamics of the Company's Commercial and Government operating segments, specifically the timing of cash flows arising from the medical costs payable, as well as the nature of the medical claims, are very similar as denoted below.

Approximate % of health care claims paid out	Commercial	Government
Within three months	90%	89%
Within six months	98%	97%
Within twelve months	99%	99%

-
While the Company does disclose revenues and medical loss ratios externally for the Commercial and Government businesses, the claims durations, expected development on reported claims and underlying nature of cash flows resulting from the liabilities are not significantly different.

Based on the factors considered above, the similarity of the underlying products and services and the nearly identical timing of cash flows arising from the medical costs payable balance, management determined presenting one rollforward for the Global Health Care segment provides the most meaningful presentation to investors.

Note 22, Segment Information, page 110

3.
You disclose that Global Health Care aggregates the Commercial and Government operating segments due to their similar economic characteristics, products and regulatory environment.  Please compare and contrast your Commercial and Government operating segments relative to their economic characteristics and to each of the areas listed in ASC 280-10-50-11a to 11e.  Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted.

RESPONSE:

The financial results of the Company's Global Health Care reporting segment is an aggregation of the Commercial and Government operating segments.  Management carefully evaluates and assesses the aggregation criteria required under Codification (Topic 280, Segment Reporting) and believes aggregation of these two operating segments into one reporting segment has been and continues to be appropriate.  As requested, we provide the following in-depth analysis, noting similarities and differences for these operating segments.

We understand that the objective of segment reporting, as prescribed in ASC 280, is to provide information about an entity's business activities and different types of economic environments in which it operates in order to help users understand the entity's performance, assess its prospects for future cash flows, and ultimately make more informed judgments about the entity as a whole.  The guidance allows two or more operating segments to be aggregated into a single reporting segment if:

a)	Aggregation is consistent with the objective and basic principles of the standard;

b)	Segments have similar economic characteristics; and

c)	The segments are similar in each of the five areas specified in the standard.

A fundamental principal of ASC 280 is to allow users to view a company's business "through the eyes of management".  Evaluating the requirements is a matter of judgment that depends on specific facts and circumstances and in fact, there is no one single way to view an enterprise.  The Company's results are reported based on the nature of the products and services provided.

Based on our specific Company facts and circumstances, and the specific criteria discussed below, management believes the aggregation of our Commercial and Government operating segments into the Global Health Care reporting segment has been and continues to be appropriate.

Similar Economic Characteristics

ASC 280 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects.  This is a matter of judgment that depends on specific facts and circumstances.  In assessing if the economic characteristics of the Company's Commercial and Government operating segments are similar, we consider the following factors:

•	The ultimate consumer in both the Commercial and Government operating segments is the individual consumer of health care.

•
A key metric used by our management and in the health care industry for assessing performance is the medical care ratio ("MCR") that represents the amount of medical costs as a percentage of premium revenue.  The Company's expected and actual MCR's are as follows:

	Future Expectation	Actual FY 2016
Commercial	80.5% - 81.5%	79.3%
Government	85.0% - 86.0%	85.3%

Variations in the Company's MCR are generally attributable to the mix of products provided, volatility in medical care utilization, and differing consumer behavior across geographic regions where the products are offered.  Any and all of these factors have fluctuated over time and contributed to variations in the reported MCR.  For example, the Company's Commercial operating segment includes a broader array of products than the Government operating segment and certain of those products have relatively low ratios.  Management does not believe the variations in the Commercial and Government MCR's result from significant underlying economic differences between the two operating segments.

•
The Company's health care strategy is focused on partnering with doctors, hospitals and other medical providers to improve the health, well-being and sense of security of the individuals we serve.  We believe the sustainable approach to enhancing quality and managing health care costs is to fully engage individuals in the decisions that affect their health and the health care services they receive.  The Company acquired HealthSpring, Inc. ("HealthSpring"), a provider of Medicare Advantage and Medicare prescription drug business, in 2012 because of its differentiated model of physician engagement and shared commitment to providing high quality, cost effective care to the members served.  In 2012, we had approximately 50 collaborative accountable care ("CAC") programs focused on increasing patient access to health care, improving care coordination and achieving better health care quality, affordability and patient satisfaction.  In 2017, we have approximately 250 CAC's serving all of our customers and we expect that number to continue to grow as we continue to leverage the health service provider engagement model expertise acquired in the HealthSpring acquisition.  The Company has a strong history of providing customers of the Commercial operating segment with specialty products and services integrated with health benefits to improve the quality of care, lower the related cost and achieve better health outcomes.  In addition, since the acquisition of HealthSpring, the Company has been providing an increasing level of specialty products and services to customers in the Government operating segment and we expect that over the long-term increasing the level of specialty penetration will drive the MCR's of the two operating segments even closer than today.

•
Management expects long-term revenue growth of mid-to-high single digits in both the Commercial and Government operating segments.  In addition, management has consistent after tax margin expectations (low-to-mid single digits in the Government operating segment and mid-to-high single digits in the Commercial operating segment) due to the similarities in the underlying economic characteristics between the two operating segments.

•
The Company's internal benchmark-capital and required risk-based capital factors are the same for the insured medical products in both the Commercial and Government operating segments.  This indicates that a similar risk profile and profit margin targets exist in the eyes of both management and regulators.

•
The same types and durations of investments are held in the portfolios of both operating segments as the reserving cash flow developments are similar.  This is another indication that management views the economic performance of the underlying books of business to be similar.

•
The economic characteristics of the products sold in both operating segments are similar in that the policies sold in each segment are short-duration.  The terms of the insurance policies are one year and pricing resets annually.

•
The Commercial and Government operating segments face the same macroeconomic trends.  There are core issues pressuring health care markets broadly, arising from the same market forces pressuring the status quo of all health care systems in the world.  Aging populations, eroding health status and the rise of chronic conditions pose challenges for health care consumers individually, as well as society at-large.  These forces are contributing to increasing demand for greater access to health care and sense of security offerings that are both affordable and of high quality.  This is true in both the Commercial and Government operating segments and across geographies.

•	The cash flows resulting from medical costs payable are similar as described in our response to your Question #2 above.

•
The Company's clinical policies and claim protocols that contribute significantly to claim costs are substantially consistent between the two operating segments.   The processes to provide customer service and receive, adjudicate and pay claims is also the same between the two operating segments.

Based on the factors discussed above, management concludes that the economic characteristics of the Commercial and Government operating segments are similar.

The following is our analysis of the five specific criteria in ASC 280 for aggregation.

Nature of Products and Services

The Company develops innovative programs to help people manage their health and health care costs.  Both the Commercial and Government operating segments seek to deliver value based health care, wellness and preventive products and services through medical and specialty solutions.  We develop these solutions by understanding the demographics of our customers and their varying healthcare needs and customize offerings to the population we serve.  A similar suite of health care and medical products is offered to customers in both the Commercial and Government operating segments.  While specific products and benefits design may vary based on several factors including the level of coverage, pricing and network affiliation, this occurs within and across both operating segments. Benefit structure may also vary based on funding arrangement, but the base product features and suite are substantially the same.

The products sold in each operating segment are also similar in that the policies sold in each segment are short-duration.  The terms of the insurance policies are one year and pricing resets annually.

One contrast between the two operating segments is that the Commercial operating segment has a service-only funding arrangement option under which the Company does not bear insurance risk, while the Government operating segment does not.  In management's view, this does not change the core nature of the products offered because service-only products also provide for the delivery of health care and wellness services as are embedded in each insurance arrangement written by the two operating segments.

Production Processes

Customers in both the Commercial and Government operating segments participate in networks of physicians, hospitals, and pharmacies with significant overlap.  These networks are selected by the customer, based on the geography, network offerings of the plan and the related costs.  Customers choose the providers within the network or may elect to go out of network at a higher cost.

There is significant overlap in the Company's operations and similar operating procedures as it pertains to call centers, claims payment processing, member services, wellness services, internet support, network creation, etc.  Contracting for both operating segments is also often handled together.

In addition, since the Company's 2012 acquisition of HealthSpring we have continued to integrate and leverage the capabilities of each operating segment.  Key examples of this include:

•
The expansion of collaborative care arrangements and independent practice associations.  The Company continues to expand our collaborative accountable care arrangements in the Commercial operating segment and build on the patient-centered medical and home accountable care organization model.  Independent practice associations are innovative physician engagement models within our Government operating segment that allow physician groups to share financial outcomes with the Company.  In both the Commercial and Government operating segments, the Company is committed to developing new and innovative solutions that span the health care delivery system and can be applied to different type of providers.

•
The integration of pharmacy offerings.  The Company offers prescription drug plans to our Commercial and Government customers both in conjunction with our medical products and on a stand-alone basis.  The Company's pharmacy benefits manager offers integrated clinical programs and pharmacy solutions, as well as home delivery capabilities for customers of both operating segments.

•
Cigna's One Guide solution is a new multi-modal service experience powered by analytics and provides access to guided consultations by phone, web, mobile app or live chat. This new customer engagement initiative is currently being rolled out to our Commercial customers, and will be available to Government customers in the future.

A contrasting point between the two operating segments is the payor.  For the Commercial operating segment, the payor is primarily the employer, while for the Government operating segment it is the Federal or a State government.  In management's view, this does not change the economic characteristics as all payors are subject to national and their local economic factors and this has become increasingly clear for government payors.

Type or Class of Customer

We seek to provide innovative, personalized and affordable health care solutions to individual consumers.  The Company focuses on delivering affordable and personalized products and services to customers through employer-based, government-sponsored and individual coverage arrangements.    The ultimate consumer in both the Commercial and Government operating segments is the individual consumer of health care.

A contrast between the two operating segments is that the Government operating segment has an older demographic population.  As a result, some of the services deployed may be different (for instance, little to no pediatrics or maternity claims) yet many health services cross over young and older populations (such as primary care, diabetes, oncology, radiation, orthopedics, etc.).  Management does not believe this creates an economic difference that warrants disaggregation.  The ultimate consumer of health care services is the same.  Although the type of specific health care services may vary, there is significant overlap in the primary care and specialty doctors, hospitals, and pharmacies accessed by customers.  In addition, customers tend to react to changes in economic circumstances in similar ways.  For example, health insurance coverage is typically not dropped in an economic downturn.

The Company accesses its customer base through a variety of sources including employers, associations, private exchanges and the Federal or State Governments. For the Company, the ultimate customer is the individual purchasing and consuming health care services.  Management does not view the characteristics and types of customers in the Commercial and Government operating segments to be different from one another.

Distribution Methods

The same distribution channels are used in both the Company's Commercial and Government operating segments.  Both operating segments use an employed sales force, brokered commission arrangements, and on-line enrollment.  In addition, sales and marketing is targeted broadly (i.e. national TV advertising campaign promoting individual wellness to all ages, geographies, etc.) regardless of operating segment.

The Company's product offering materials (insurance card, health plan document, etc.) are also similar.  The manner in which a customer's card is received, the nature of the benefits, access to a health care delivery system and how the card is used at a provider, is often the same.

A contrast between the two operating segments may be the mix of methods by which a customer enrolls for coverage.  Due to the average age of Government customers, fewer participate in on-line enrollment.   However, this is expected to change over time as the population that is more comfortable with conducting business on-line becomes eligible for government sponsored programs.  Management does not believe this creates an economic difference that warrants disaggregation since the two operating segments do not have significantly different commissions as a percentage of premiums and fees.

Regulatory Environment

The Company's Commercial and Government operating segments operate in very similar regulatory, political and legal environments.  Insurance is regulated at the state level by the various Departments of Insurance and federally under the Patient Protection and Affordable Care Act and Health Care and Education Reconciliation Act (collectively and commonly known as "Health Care Reform Act" or "ACA" or "PPACA").  Both operating segments are required to follow various provisions and regulations issued by the Centers for Medicare and Medicaid Services ("CMS") and the Departments of the Treasury and Health and Human Services ("HHS") including medical loss ratio reporting.  Each business must follow similar regulations prescribed by the National Association of Insurance Commissions (NAIC), including minimum surplus /capital requirements and supplemental healthcare financial filings.

While both operating segments are subject to regulatory oversight by CMS and HHS, the Government business is subject to a somewhat higher level of oversight by CMS while state regulators tend to be more focused on our Commercial business.  Management does not view this as a significant difference that would warrant disaggregation as this does not change the underlying economics of the business; rather it is simply variations of compliance activity.

Conclusion

In consideration of the economic similarity and the specific criteria required by ASC 280, Management concludes that aggregating the Commercial and Government operating segments into a reportable segment is appropriate.

If you would like to discuss this matter further, please do not hesitate to contact me at 215-761-1170 or by email to mary.hoeltzel@cigna.com.

Very truly yours,

/s/ Mary T. Hoeltzel

Mary T. Hoeltzel

cc:	Sharon Blume, Accounting Branch Chief Bonnie Baynes, Staff Accountant